TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

March 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Christina Chalk

Re:	Republic First Bancorp, Inc.

DFAN14A by George E. Norcross, III et al.

Filed February 17, 2022

Ladies and Gentlemen:

On behalf of our client, George E. Norcross, III, Philip A. Norcross, Gregory B. Braca, Avery Conner Capital Trust and Susan D. Hudson, Geoffrey B. Hudson, Rose M. Guida and Philip A. Norcross, each in their capacities as co-trustees thereof (collectively, the “Group”), we are submitting this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated February 28, 2022, with respect to the Group’s DFAN14A, filed with the Commission on February 17, 2022 and the Schedule 13D, filed with the Commission on January 31, 2022, as amended from time to time (the “Schedule 13D”). For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

DFAN14A filed February 17, 2022 by George E. Norcross, III et al.

General

1.

Your filing references Schedule 13Ds you filed, including amendments thereto. Refer to the disclosure under Item 6 of the Schedule 13D/A (amendment 4) filed on February 16, 2022. Please revise that filing to more specifically describe the terms of your agreement with Raymond James. Your current disclosure does not appear to outline the material terms of your agreement.

RESPONSE: The Group respectfully advises the Staff that the only provisions of the letter agreement with Raymond James that are required to be disclosed under Item 6 of Schedule 13D are those providing for the division of profits or losses. Although the engagement letter provides for fees in other situations, such as traditional M&A advisory fees, the Group does not believe those fees would be captured by Item 6 as arrangements with respect to securities of the Issuer. Nevertheless, in response to the Staff’s comment, we propose to revise the disclosure under Item 6 of the Schedule 13D in a new amendment to the Schedule 13D to clarify the fees payable to Raymond James by amending and restating the penultimate paragraph thereof as follows:

Securities and Exchange Commission

March 7, 2022

Certain Reporting Persons have engaged Raymond James & Associates, Inc. (“Raymond James”) as their sole and exclusive financial advisor on behalf of the Group in connection with the Group’s investment in the Issuer and any investor activities and a number of possible transactions with respect to the Issuer. Pursuant to the letter agreement setting forth the terms of such engagement, such Reporting Persons have agreed to pay Raymond James certain fees in the event of consummation of certain transactions contemplated in this and prior 13D filings by the Reporting Persons. However, because the ultimate transaction that will be pursued is uncertain, the letter agreement was broadly drafted to cover a number of reasonably possible transactions without the need to amend the letter agreement, even if those transaction structures are not currently under consideration by the Group. Such Reporting Persons have agreed to pay Raymond James a $200,000 non-refundable cash retainer and in certain circumstances, a customary fee that ranges from $1,500,000 to $3,000,000 based on the size and structure of the applicable transaction ultimately pursued by the Group and consummated, as well as a fee equal to 3.5% of the total consideration paid in the event the Group purchases any Issuer shares from the Company. If no such transaction is ultimately consummated, such Reporting Persons have agreed to pay Raymond James a fee equal to 10% of the Group’s net profits after expenses (i) if the Issuer is sold to a third party and the Group receives consideration therewith, (ii) if the Group sells securities of the Issuer other than in connection with a third-party sale of the Issuer, or (iii) if the Group continues to hold an interest in securities of the Issuer at the earlier of 12 months following the termination of the letter agreement or June 30, 2023, plus, in each case, a $250,000 fee (unless the letter agreement is terminated within 30 days of execution). The letter agreement also provides that fees paid by the Group will be credited against fees that become payable to Raymond James in certain circumstances.

2.

See our last comment above. Refer to Item 7 of the Schedule 13D/A filed on February 16, 2022. It appears the agreement with Raymond James should be filed as an exhibit to the Schedule 13D, pursuant to this Item requirement. Please file an amended Schedule 13D including the Raymond James agreement as an exhibit pursuant to Item 7, or explain why you do not believe the filing of the exhibit is required pursuant to the terms of the Item.

RESPONSE: The Group respectfully acknowledges the Staff’s comment and advises the Staff that the letter agreement with Raymond James (the “Engagement Letter”) is not required to be filed as an exhibit to the Schedule 13D pursuant to Item 7 of Schedule 13D.

Item 7 of Schedule 13D states:

The following shall be filed as exhibits: Copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to: (1) The borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

The Group respectfully submits that the first portion of the introductory clause and item (1) of Item 7 are inapplicable on their face to the Engagement Letter. In respect of item (2) of Item 7, we do not believe that agreements relating to “the acquisition of issuer control” is intended to cover engagement letters for financial advisory services, such as performing valuation analyses of the Issuer’s securities or in connection with a potential transaction that may or may not result in the acquisition of control, and the remainder of item (2) is inapplicable on its face. Based on our review of prior filings, we were unable to locate examples of letter agreements similar to the Group’s agreement with Raymond James being filed under Item 7. In respect of item (3) of Item 7, the Engagement Letter does not provide for finder’s fees, nor does it provide for the transfer or voting of Common Stock, joint ventures, options, puts, calls, guarantees of loans, or the giving or withholding of any proxy. Further, while the division of profits or losses are required to be disclosed under Item 6 of Schedule 13D, this requirement is not similarly included in Item 7. Finally, although the Engagement Letter provides that Raymond James will receive a fee in certain circumstances equal to a percentage of net profits received by the Group, which amount is variable and affected by the share price of Common Stock, the Engagement Letter does not provide a guarantee against loss or of profit in respect of the Group’s investment in the Issuer’s securities.

Securities and Exchange Commission

March 7, 2022

For the foregoing reasons, while the Group has described the Engagement Letter under Item 6 of Schedule 13D, the Group respectfully submits to the Staff that the Engagement Letter is not required to be filed as an exhibit to the Schedule 13D pursuant to Item 7 of Schedule 13D.

*     *     *     *     *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-558-4960 or eitelm@sullcrom.com.

Sincerely,

/s/ Mitch Eitel
Mitch Eitel

cc:    George E. Norcross, III

Avery Conner Capital Trust

Philip A. Norcross

Susan D. Hudson

Geoffrey B. Hudson

Rose M. Guida

Gregory B. Braca

H. Rodgin Cohen, Sullivan & Cromwell LLP